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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director
AD Office 11—Telecommunications

Re:	YogaWorks, Inc.
Submission No. 2 of Draft Registration Statement on Form S-1
Confidentially submitted on May 30, 2017
CIK No. 0001703497

Ladies and Gentleman:

On behalf of our client, YogaWorks, Inc. (the “Company” or “YogaWorks”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), on a confidential basis, a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 18, 2017 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on May 15, 2017 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Except for page numbers appearing in the headings and Staff comments below (which are references to the Draft Submission), all page references herein correspond to the page of Submission No. 2.

May 30, 2017

General

1. We note references to third-party market data throughout the prospectus, including references to the 2016 Yoga in America Study prepared by Yoga Journal and Yoga Alliance. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm to us whether any of these documents are publicly available.

Response: In response to the Staff’s comment, the Company is hereby supplementally providing to the Staff copies of the documents requested pursuant to this comment in the format described therein.

2. Please update your financial statements for the interim period ending March 31, 2017 pursuant to 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated its financial statements for the interim period ending March 31, 2017 in Submission No. 2.

Risk Factors

We expect to make capital expenditures to pursue our growth strategy, which may be significant and will adversely impact our cash flow., page 20

3. Please supplement this risk factor with a more detailed discussion of the potential risks associated with expanding into new and/or unfamiliar geographic markets. We note your general acknowledgment of higher-cost geographies. In light of your disclosure on page 73 discussing likely expansion into new geographic markets, we believe that more detail is appropriate.

Response: In response to the Staff’s comment, the Company respectfully notes that it has two risk factors addressing expansion into new and/or unfamiliar geographic markets on pages 20 (“Our expansion into new markets…”) and 25 (“Our business is geographically concentrated…”) of Submission No. 2.

Summary Consolidated Financial Data, pages 13 – 17

Selected Consolidated Financial and Other Data, pages 48 – 51

4. We note your disclosure that Great Hill Partners acquired you in July 2014. Please provide a description of the facts and circumstances of the July 11, 2014 purchase, including the purchase price, how the purchase price was determined, and a summary of the purchase price allocation to specific identifiable tangible and intangible assets.

Response: In response to the Staff’s comment, the Company has revised pages 10, 14 and 49 of Submission No. 2.

5. We note you exclude “Other general and administrative expenses” in the calculation of your non-GAAP measure Studio-Level EBITDA. Since these costs appear to be normal,

May 30, 2017

recurring, cash operating expenses necessary to operate your business, their exclusion from your non-GAAP measure Studio-Level EBITDA appears to be inconsistent with Rule 100(b) of Regulation G. We refer to the guidance in Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please revise or explain to us why “Other general and administrative expenses” are not normal, recurring, cash operating expenses necessary to operate your business.

Response: In response to the Staff’s comment, the Company has revised pages 18 and 52 of Submission No. 2.

Components of Our Financial Performance, page 54

6. Please provide more information regarding revenue trends and growth outlook concerning your teacher training programs, workshops, and retail sales.

Response: In response to the Staff’s comment, the Company has revised pages 56 and 59-61 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 55 – 57

7. Please expand/revise your discussion under results of operations for all periods to address the following.

•	Provide a more robust explanation for the changes in line items within your statements of operations. For example, we note that you sell yoga classes through memberships and class packages, and you have evolved your pricing and promotional strategy to broaden your class package offerings and decrease your reliance on memberships. Therefore, please discuss and quantify changes in volume and prices for your memberships, class packages, drop-ins, and teacher trainings, including the unfavorable effects of sales promotions you offer.

•	Another example would be to provide a more detailed discussion of cost of revenues and the direct costs associated with delivering classes and services and the cost of physical goods sold. Accordingly, please quantify and explain changes in teacher payroll and other studio labor costs. For center operation costs, please discuss and quantify material changes in studio rent, utilities, etc.

•	Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, you should describe material conditions in your 6 regional markets and how they affected changes in revenues and cost of revenues and center operations.

May 30, 2017

•	In regard to general and administrative expenses, please quantify, to the extent appropriate, each factor cited so that investors may have perspective as to the relative magnitude of each.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 59-61 of Submission No. 2.

8. In light of your losses in 2016 and 2015 and minimal net cash provided by (used in) operating activities, it appears there is significant uncertainty regarding the recoverability of goodwill. Pursuant to Item 303(a)(3)(ii) of Regulation S-K, please discuss in MD&A the uncertainty of the recoverability of goodwill and a goodwill impairment loss that you may reasonably expect will have a material unfavorable impact on income from continuing operations and advise us.

Response: In response to the Staff’s comment, the Company has revised pages 30-31 and 69-70 of Submission No. 2 regarding the potential risk of further material impairment charges to goodwill.

Business

Strong Financial Performance, page 66

9. Please balance your discussion of a CAGR of 19.5% for the period presented to more clearly indicate that this figure is largely based upon growth that occurred in one year.

Response: In response to the Staff’s comment, the Company has revised pages 2 and 74 of Submission No. 2.

Strong Studio Economics, page 71

10. Please provide more detail and specificity as to how or in what way your business model is designed to generate growth in net revenues, operating cash flow, and returns on invest capital.

Response: In response to the Staff’s comment, the Company has revised pages 5 and 80 of Submission No. 2 by removing this statement.

Acquirer of Choice with History of Successfully Acquisitions, page 71

11. Please discuss the relationship between the Company and the studio groups that it acquires. Specifically, to what degree, if at all, does prior management of entities such as “Back Bay Yoga Studio” or “Charm City Yoga” continue to have a presence or retain some creative influence over your product and service offerings post-acquisition.

May 30, 2017

Response: In response to the Staff’s comment, the Company has revised page 88 of Submission No. 2 to further discuss the relationship between the Company and the studio groups that it acquires. Historically, prior management of studios acquired have not retained creative influence over the Company’s product and service offerings after acquisitions.

12. Please provide more detail as to the timing and history of your studio additions.

Response: In response to the Staff’s comment, the Company has revised pages 6 and 81 of Submission No. 2.

Our Growth Strategy

Grow our Studio Base, page 73

13. Please provide more information regarding your plans “to add 30 to 35 yoga studios over the next eighteen months.” Please discuss the resource allocations, capital, and investments that will be necessary to organically add or acquire this capacity of studios. Please also specifically discuss the feasibility of your plans and the risks associated with expanding by this quantity of studios in the time frame set out. We note that it appears that the Company added two studios in FY 2016.

Response: In response to the Staff’s comment, the Company has revised page 82 of Submission No. 2.

Leverage our Infrastructure, page 74

14. We note your statement that you believe that your future growth and acquisition strategy can be accomplished “without significant new investments in corporate infrastructure.” While we note your mention of personnel and information technology, please further disclose and discuss the corporate infrastructure elements that you have built out and the cost savings associated with each of these infrastructure elements.

Response: In response to the Staff’s comment, the Company has revised page 83 of Submission No. 2.

Certain Relationships and Related Party Transactions

Great Hill Partners, page 100

15. Explain the nature of the “management, consulting, and advisory services” provided by Great Hills as compared to the roles of your existing executive officers and board of directors. Clarify who will provide the services that Great Hills provided following this offering.

May 30, 2017

Response: In response to the Staff’s comment, the Company has revised page 115 of Submission No. 2.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Markets, page F-8

16. We note you disclose the Company operates in one segment. In light of your preference to analyze financial results on a regional market basis, please explain to us in detail how you considered the guidance in ASC 280 and specifically, whether these regional markets are operating segments.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s disclosure of the high-level financial performance of each regional market on pages 54, F-8 and F-36 of Submission No. 2 is intended to provide additional regional market information for the Company’s S-1 registration statement. This additional information is not intended to represent reportable segments of the Company as defined by ASC 280 “Segment Reporting” (“ASC 280”). The Company respectfully believes it appropriately aggregates the regional markets into one operating segment and reportable segment as prescribed in ASC 280, as further detailed below.

Single Operating Segment

The Company has considered the guidance in ASC 280 as to whether its regional markets are operating segments and believes its regional markets are not operating segments. The Company sets forth its analysis and conclusions below.

ASC 280-10-50-1 defines an operating segment as follows:

“An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.”

The Company believes that the Company’s regional markets do not meet the criteria stated in ASC 280-10-50-1 (b) of an “operating segment”. The operating results of the Company’s regional markets are not regularly reviewed by the Company’s chief operating decision maker to

May 30, 2017

make decisions about resources to be allocated to its regional markets or assess the performance of its regional markets. The Company’s chief operating decision maker (“CODM”), which the Company has identified as its Chief Executive Officer, makes decisions about resource allocation and assesses performance primarily based on financial reports of the Company on a consolidated basis. The CODM does also receive multiple ad-hoc reports at the regional market level, but these regional reports are not regularly reviewed to make decisions about resources to be allocated to the regions or assess performance of the regions or the Company. The regional market reports exclude information needed to assess the performance of the regions, like overhead costs and other general and administrative expenses that would normally be incurred by an operating segment.

The Company also notes that the Company’s regional managers report directly to the Company’s chief customer officer, who, in conjunction with the finance department, aggregates the information received when reporting directly to the CODM to discuss operating activities, financial results, forecasts, or plans of the Company on a consolidated level. The Company further notes that budgets and forecasts are not prepared based on regional market information, but on a consolidated basis, and that executive compensation is determined based on the overall performance of the Company (not based on performance of regional markets).

Single Reporting Segment

Even if the regional markets would be determined to meet the definition of an operating segment, the Company believes its regional markets do not meet the definition of a “reportable segment”.

ASC 280-10-50-10 defines a reportable operating segment as follows:

“A public entity shall report separately information about each operating segment that meets both of the following criteria:

a. Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph

b. Exceeds the quantitative thresholds in paragraph 280-10-50-12”

Aggregation Principle

The Company considered the aggregation criteria as defined by ASC 280.

ASC 280-10-50-11 states: “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar

May 30, 2017

in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

A.	The nature of the products and services

B.	The nature of the production processes

C.	The type or class of customer for their products and services

D.	The methods used to distribute their products or provide their services

E.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

The Company has determined that all regional markets should be aggregated into one reportable segment based upon ASC 280-10-50-11. The Company notes the following with respect to its yoga studios across its regional markets:

A.	The nature of the products and services

The Company offers similar services, classes, training, merchandise, and experiences across its regional markets. For example, across all regional markets, the Company offers similar classes such as Vinyasa Flow, Hatha Yoga, and YogaWorks Flow. Additionally, the Company offers the same types of services (e.g., class packages and memberships) across all regional markets.

B.	The nature of the production processes

This criteria is not applicable as the Company does not engage in any production processes.

C.	The type or class of customer for their products and services

Customers for the Company’s services are similar across all regional markets and the demographics of the Company’s customer are generally similar across regional markets. For example, the college educated millennial is generally our largest demographic across all regional markets.

D.	The methods used to distribute their products or provide their services

The Company’s studios across regional markets are similarly managed, operated and assessed for performance. For example, all instructors that wish to teach the proprietary YogaWorks Flow class must be certified by the YogaWorks training program. Additionally, studio across all regions are assessed by the same key performance metrics, such as studio visits, sales, customer retention, customer satisfaction, etc.

May 30, 2017

E.	The nature of the regulatory environment, if applicable

This criteria is not applicable as the Company does not operate in a regulatory environment.

Similar economic characteristics

In addition to the items notes above, the Company respectfully notes to the Staff that each of the Company’s regional markets exhibit similar economic characteristics. The margin profile across regional markets (including Studio-Level EBITDA margin) has historically been consistent. Other operating performance metrics used by the CODM to assess performance and allocate resources, such as studio visits, sales, customer retention and customer satisfaction are also similar across regional markets.

Goodwill, page F-11

17. We note that you recognized an asset impairment charge of approximately $927,062 during the year ended December 31, 2015. Please revise to describe the facts and circumstances leading to the impairment, including the method of determining fair value and any significant assumptions you used in that determination. We refer you to the guidance in ASC 350-20-50-2.

Response: In response to the Staff’s comment, the Company has revised pages F-11 and F-12 of Submission No. 2.

Revenue Recognition, page F-12

18. We note service and product revenues are recognized on a net basis. Please tell us, and if material, disclose how and when you recognize revenue and product revenue discounts, refunds and returns and quantify the amounts. Also please clarify that, if true, refunds reduce deferred revenue at the time they are granted, which results in less revenue recognized over the service term than originally anticipated.

Response: In response to the Staff’s comment, the Company has revised pages 68 and F-12 of Submission No. 2.

Discounts apply to both services and merchandise products that the Company offers. The Company recognizes revenue net of discounts at the time the revenue is deemed earned.

Refunds apply to the Company’s service oriented offerings (class packages, memberships, teacher trainings, workshops, etc.). The Company reduces deferred revenue liability in the same reporting period as when the refund occurs, which in turn would reduce revenue recognized over the service term than originally anticipated. Refunds do not directly impact net revenue, only deferred revenue, but as noted above, a reduction in deferred revenue would result in less net revenue recognized over the service term.

May 30, 2017

Returns only apply to the Company’s retail merchandise products. The Company recognizes revenue net of returns in the period in which the return occurs. In 2016, approximately 0.2% of the Company’s total revenue was returned as a result of returned merchandise. The Company does not deem amounts related to returns to be material.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk
of LATHAM & WATKINS LLP

CC:	Rosanna McCollough, YogaWorks, Inc.
Vance Chang, YogaWorks, Inc.
Kurt Donnell, YogaWorks, Inc.
Christopher C. Paci, DLA Piper LLP (US)
Ann Lawrence, DLA Piper LLP (US)